Exhibit 99.12

Following the announcement, on 25 July 2005, of the appointment of Mr Colin Day to the Board of Imperial Tobacco Group PLC, with effect from 25 July 2005, the information below is given in compliance with rule 9.6.13 of the Financial Services Authority Listing Rules Sourcebook.

Mr Colin Day: -

1                                          holds or has held the following Directorships in publicly quoted companies over the five years preceding the date of his appointment: -

Bell Group PLC, appointed Non-Executive Director on 15 February 1999 and resigned on 11 June 2004.

Reckitt Benckiser plc, appointed Executive Director on 4 September 2000.

EasyJet plc, appointed Non-Executive Director on 14 September 2000.

WPP Group PLC, appointed Non-Executive Director on 25 July 2005

2                                          Does not have any unspent convictions in relation to indictable offences.

3                                          Has not been an executive director of a company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors.

4                                          Has not been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership.

5                                          Has not had any assets which have been subject to receivership and has not been a partner in a partnership at the time of such receivership or within the 12 months preceding such receivership.

6                                          Has not been publicly criticised by any statutory or regulatory authority (including any designated professional body) and has not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

The Company was advised that upon the appointment becoming effective Mr Colin Day had no share interests over ordinary shares of 10p each in the Company.

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com